SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

RELEASE

Portugal Telecom, SGPS, S.A.
Public Company
Registered office: Avenida Fontes Pereira de Melo, 40, Lisbon
Share Capital: Euro 395,099,775
Registered at the Lisbon Commercial Registry Office
and Corporation number 503 215 058

Amendment to the Prospectus on the Tender Offer
for Portugal Telecom shares

Lisbon, 1 March 2007 – Following the amendment to the prospectus on the General Tender Offer for shares representing the share capital of Portugal Telecom, SGPS, S.A. (“Portugal Telecom”) launched by Sonaecom, SGPS, S.A. and Sonaecom, B.V, Portugal Telecom informs of the following:

-
The Board of Directors of Portugal Telecom considers that the Offerors’ amendments to  the Prospectus do not change in any way the consideration and terms of the revised  Offer that has been announced. Such amendments only clarify the conditions of the  financing of the offer, namely the sale of assets and the allocation of Portugal Telecom’s  results through dividends to service the debt assumed by the Offerors;

-
Therefore, the Board of Directors does not deem necessary to update its Report on the  opportunity and conditions of the Offer, and fully reiterates the position expressed and  the commitments undertaken therein: a total remuneration to PT shareholders over  2006-2009 in the amount of Euro 6.2 billion, equivalent to Euro 5.6 per share, or more  than half of Sonaecom’s revised offer, while allowing shareholders to benefit from the  significant value creation opportunity available in PT, as they will retain all their  ownership in the Company.

This information is also available on PT’s IR website http://ir.telecom.pt

Contact:	Nuno Prego, Investor Relations Officer
nuno.prego@telecom.pt

Portugal Telecom
Tel.: +351 21 500 1701
Fax: +351 21 500 0800

PT is listed on the Euronext and New York Stock Exchanges. Information may be accessed on Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1, 2007

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.